Free Writing Prospectus

Filed pursuant to Rule 433 under the Securities Act of 1933

Registration No. 333-196738

ALLEGIANT TRAVEL COMPANY

$300,000,000 5.50% Senior Notes due 2019

Final Pricing Term Sheet

June 20, 2014

This Final Pricing Term Sheet is qualified in its entirety by reference to the preliminary prospectus supplement, dated June 14, 2014 (the “Preliminary Prospectus Supplement.”)  The information in this Final Pricing Term Sheet supplements the Preliminary Prospectus Supplement and supersedes the information in the Preliminary Prospectus Supplement to the extent inconsistent with the information in the Preliminary Prospectus Supplement. Terms used but not otherwise defined herein shall have the meanings assigned to such terms in the Preliminary Prospectus Supplement.

Issuer:	Allegiant Travel Company

Securities:	5.50% Senior Notes due 2019

Amount:	$300,000,000

Coupon (Interest Rate):	5.50%

Yield:	5.50%

Spread to Benchmark Treasury:	+ 383 bps

Benchmark Treasury:	1.50% due May 31, 2019

Scheduled Maturity Date:	July 15, 2019

Public Offering Price:	100%

Gross Proceeds:	$300,000,000

Underwriting Discount:	0.7833%

Net Proceeds to Issuer before Estimated Expenses:	$297,650,000.00

Payment Dates:	January 15 and July 15 of each year, beginning on January 15, 2015

Record Dates:	January 1 and July 1

Redemption:	Make-whole call at T+50 bps

Change of Control:	Put at 101% of principal plus accrued interest

CUSIP:	01748X AA0

ISIN:	US01748XAA00

Distribution:	SEC Registered (Registration No. 333-197638)

Listing:	None

Trade Date:	June 20, 2014

Settlement Date:	June 25, 2014 (T+3)

Sole Book-Running Manager:

Goldman, Sachs & Co.

Any notes sold by the underwriters to securities dealers may be sold at a discount from the initial public offering price not to exceed 0.40 % of the principal amount of the notes. Any such securities dealers may resell any notes purchased from the underwriters to certain other brokers or dealers at a discount from the initial public offering price not to exceed 0.25 % of the principal amount of the notes. If all the notes are not sold at the initial offering price, the underwriters may change the offering price and the other selling terms.

Ratings*:	S&P: BB- Moody’s: B1

CHANGES FROM THE PRELIMINARY PROSPECTUS SUPPLEMENT:

In addition to the pricing information set forth above and updates and other immaterial changes, the Preliminary Prospectus Supplement is hereby revised to add the following to the sections entitled “Prospectus Supplement Summary — Contemplated Aircraft Transactions” and “Description of Certain Indebtedness” on pages S-8 and S-91, respectively:

“As of June 18, 2014, we have closed the purchase of five of these special purpose companies representing a total purchase price of $97.5 million including the assumption of $58.3 million of debt secured by the five aircraft owned by these purchased entities.”

* Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, copies may be obtained from Goldman, Sachs & Co. at the following address: 200 West Street, New York, NY 10282, telephone: 1-866-471-2526, facsimile: 212-902-9316 or by emailing prospectus-ny@ny.email.gs.com.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.